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                             AURORA GOLD CORPORATION
                             1400-400 Burrand Street
                             Vancouver, B.C., Canada
                                     V6C 2W2


November 3, 1997



Minera Motagua, S.A.
30 calle 13-48
Zone 5
Guatemala City
Guatemala

Attention:  Mr. Roberto Destarac & Mr. Roberto Velasquez

Gentlemen,

This letter is to acknowledge a mutually agreed upon revision of our two previous agreements covering the application and the granting of mineral concession and mineral reconnaissance concessions in Guatemala.

- July 18, 1997 covering four (4) mineral concessions: El Triunfo, El Rejon, Bola de Oro and Carmona.

- August 16, 1997 agreement covering eight (8) mineral concessions: Los Cipreses, Chiyax, Los Angeles, La Union, Barranquillo, El Rancho, El Jicaro, Monjitas and two (2) mineral reconnaissance concessions Atitlan and San Diego.

The mutually agreed upon revisions to the above two agreements are as follows:

- July 18, 1997 agreement - The elimination of the second cash payment of $10,000 USD. A reduction of the Aurora Gold Corporation common shares to be granted upon completion of due diligence and governmental approval of the four (4) mineral concessions from 10,000 common shares per concession to 1,500 common shares per concession for a new total of 6,000 Aurora Gold Corporation. Also, the elimination of any Aurora Gold Corporation common shares being granted upon completion of a positive feasibility report for each distinct mineral deposit per mineral concession that is deemed to be economically viable.

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-        August 16, 1997 agreement - The elimination of the second cash payment of $10,000 USD. A reduction of Aurora Gold Corporation common shares to be granted upon completion of due diligence and governmental approval of eight (8) mineral concessions and two (2) mineral reconnaissance concessions from 11,500 common shares per concessions to 1,500 common shares per concession for a new total of 15,000 common shares. Also, the elimination of any Aurora Gold Corporation common shares being granted upon completion of a positive feasibility report for each distinct mineral deposit per mineral concession that is deemed to be economically viable.

- The elimination of the 2% Net Smelter Royalty Interest (NSR) to Minera Motagua, S.A. for each distinct mineral deposit per mineral concession under either the July 18, 1997 or August 16, 1997 agreements.

It is acknowledged by all parties that Aurora Gold Corporation's nominee Aurora Gold, S.A. will be the local Guatemalan operating company and all the above concessions will be transferred and/or granted in the name of Aurora Gold, S.A.

Yours truly,
Aurora Gold Corporation



David E. Jenkins
President


The terms outlined above are accepted by Minera Motagua, S.A., this 3rd day of November 1997.

Minera Motagua, S.A.



Per:
    ------------------------------------
    Roberto Destarac



Per:
    ------------------------------------
    Roberto Velasquez

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